Exhibit 99.1

COMPANY CONTACT:	AT FINANCIAL RELATIONS BOARD:
James Mead	Georganne Palffy	Tim Grace
Chief Financial Officer	General Information	Media Inquiries
(312) 658-5740	(312) 640-6768	(312) 640-6667

FOR IMMEDIATE RELEASE

MONDAY, SEPTEMBER 12, 2005

STRATEGIC HOTEL CAPITAL, INC. ANNOUNCES AGREEMENT TO SELL

THE MARRIOTT SCHAUMBURG

Chicago, IL – September 12, 2005 – Strategic Hotel Capital, Inc. (NYSE: SLH) today announced that the company has entered into an agreement with The Procaccianti Group to sell the Marriott Schaumburg for approximately $23.9 million, or $60,000 per room.

The 398-room property contributed $3.6 million of EBITDA on a trailing twelve-month basis. The transaction, subject to customary closing conditions, is anticipated to close during the fourth quarter.

Strategic Hotel Capital, Inc, CEO Laurence Geller stated, “This commitment to sell the Schaumburg property, coupled with the recent announcement regarding the sale of The Embassy Suites Lake Buena Vista, demonstrates our ability to successfully achieve our goals of disposing non-core assets and focusing our superior asset management skills on the luxury properties within the portfolio.”

About the Company

Strategic Hotel Capital, Inc., is a real estate investment trust (REIT) which owns and asset manages high-end hotels and resorts. The company has ownership interests in 18 properties with an aggregate of 8,332 rooms. For further information, please visit the company’s website at www.shci.com.

This press release contains forward-looking statements about Strategic Hotel Capital, Inc. (the “Company”). Except for historical information, the matters discussed in this press release are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from the Company’s projections. Factors that may contribute to these differences include but are not limited to the following: ability to dispose of existing properties in a manner consistent with our investment strategy; availability of capital; rising interest rates; ability to

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Strategic Hotel Capital, Inc.
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obtain or refinance debt; cash available for capital expenditures; competition; demand for hotel rooms in our current and proposed market areas; economic conditions generally and in the real estate market specifically; risks related to natural disasters; the effect of threats of terrorism and increased security precautions on travel patterns and hotel bookings; the outbreak of hostilities and international political instability; legislative or regulatory changes, including changes to laws governing the taxation of REITs; and changes in generally accepted accounting principles, policies and guidelines applicable to REITs.

Additional risks are discussed in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this press release, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.